Via Facsimile and U.S. Mail
Mail Stop 4720

February 23, 2010

Mr. Robert C. Ogden
Chief Financial Officer
Omni Bio Pharmaceutical, Inc.
5350 South Roslyn, Suite 400
Greenwood Village, CO 80111

Re: Omni Bio Pharmaceutical, Inc.
Form 10-K for the Fiscal Year Ended March 31, 2009
Form 10-Q for the quarterly period ended December 31, 2009
File No. 0-52530

Dear Mr. Ogden:

We have reviewed your filing and have the following comments. In our comments, we ask you to provide us with information to better understand your disclosure. Where a comment requests you to revise disclosure, the information you provide should show us what the revised disclosure will look like and identify the annual or interim filing, as applicable, in which you intend to first include it. If you do not believe that revised disclosure is necessary, explain the reason in your response. After reviewing the information provided, we may raise additional comments and/or request that you amend your filing.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended March 31, 2009

Item 1. Business, page 3

Overview, page 4

1. Please state the patent number, duration and jurisdiction of the existing patent you have licensed.

2. If accurate, please clarify that all your product candidates are alternative uses of Alpha 1 Antitrypsin. Please also disclose who currently holds patents relating to AAT and when the patents are scheduled to expire, what indications this product is currently used to address, and the companies that currently sell this product.

Plan of Operation, page 4

3. Please revise the Minoxodil/Rogaine example you use in this discussion to clarify that your products might not receive FDA approval for new indications and that there is no guarantee your products will be as successful as Rogaine.

4. Please revise your statement that your agreement with the University of Colorado or other research institutions is expected to provide a "contractually guaranteed work product" to specifically explain what this work product is. For example, you should clarify whether this work product is the completion of preclinical tests or clinical trial testing. In addition, you should also clarify whether the term "guaranteed" is a reference to completion of testing at a set price or a guaranteed result.

5. In this discussion, you reference both "early-stage" proof of principle and management's belief that your technology is distinguished by its "strong" proof of principle. Please revise your disclosure to fully describe your proof of principle studies and explain your basis for believing they are strong despite their early stage.

6. Please indicate the indications that you believe may be candidates for orphan drug status and explain why you believe they could possibly be eligible for orphan drug status.

7. Please explain what is required in order to qualify for EUA sales to the Federal Government or the Department of Defense and please provide the basis for your belief that you qualify under the Animal Efficacy Rule. Additionally, explain how approval is different under these procedures than under the FDA drug approval procedures.

License Agreements with the University of Colorado, page 5

8. Please disclose the value of the common stock and common stock equivalents that were issued as consideration in connection with the licensing agreement. Additionally, disclose all other amounts paid to date under each of the licensing agreements, including up front payments, annual maintenance payments, and milestone payments, if any.

9. We note that some of the agreements include diligence milestone events. If you have failed to meet any of these milestone events, please disclose this information and discuss the consequences of the failure to meet these milestones.

Services Agreement with Colorado State University, page 7

    10. Please revise the description of your Services Agreement with University of Colorado to describe the services they are obligated to provide under the agreement. Please also describe any termination provisions and any other material provisions.

Targeted Markets and Currently Available Technologies, page 7

    11. Please clarify the current stage of development for each of the identified indications. If the studies are in preclinical stages, please clarify what types of studies have been conducted, e.g. animal studies.

    12. Please revise your disclosure to identify the current suppliers of materials used in your research efforts.

    13. We note your statement that "(n)one of these approaches has resulted in the production of an approved treatment for anthrax…" Currently, ciproflaxin, doxycycline, and penicillin are all FDA approved treatments for anthrax. Please revise your disclosure to either reflect that there are such treatments or to distinguish your research efforts from these products.

    14. Please explain the statement that the application of the technology on mycobacterium tuberculosis and mycobacterium avium complex is "well-developed." We note your statement that there is no proof that these treatments will work in humans and, accordingly, it is unclear how the technology is well-developed. Please also clarify whether you have performed relevant studies in animals.

    15. We note your statement that three large pharmaceutical companies manufacture approved drug candidates and at least two more molecules are nearing approval in humans. Please explain what these molecules are, the significance of them to your product candidate, who is developing them and their current stage in the FDA approval process.

    16. We note your statement that there is no proof that your bacterial pneumonia solution will work in humans. Please clarify whether this solution has been studied in animals.

    17. In your discussion of influenza you state that 112 of the 140 patients studied were not deficient in serine protease inhibitor. Then you state that of the 112 patients who had the deficiency, approximately 80% were diagnosed with the flu. These statements appear to be contradictory. Please revise to clarify the number of patients with the deficiency and whether the percentage of those diagnosed with the flu is accurate.

18. We note that your discussion relating to cell/graft rejection includes a statement that the therapeutic has been shown to be effective in treating transplant rejection in mice. Please clarify who conducted these studies.

Item 1A. Risk Factors, page 13

Our product development efforts depend on new and rapidly evolving technologies…, page 15

19. We note your statement that your "product development efforts depend on new and rapidly evolving technologies, which have not been commercialized." This statement appears to contradict your statements that you have used a drug sold by a large biopharmaceutical company and that there are three large pharmaceutical companies that manufacture approved drug candidates. Please clarify.

Item 5. Market for Common Equity and Related Stockholder Matters and Small Business Issuer Purchases of Equity Securities, page 22

Recent Sales of Unregistered Securities, page 23

20. Please identify each of the individuals you have engaged in unregistered sales of your securities, pursuant to Item 701(b) of Regulation S-K. We refer you to the following instances where you have not done so:

   - The sale of 150,000 shares of Apro Utah common stock to an investor in April 2006;

   - The issuance of 30,000 shares of Apro Utah common stock to an individual who is the brother of an executive officer;

   - The sale of warrants to purchase Apro Utah common stock in March 2007, not including the sale of 80,000 warrants to an identified individual; and

   - The sale of Apro Utah Units to two unaffiliated investors between April 2007 and March 2008;

   Please note the above list is not intended to be exhaustive and you should review your disclosure to insure that you have named each of the persons or identify the class of persons to whom the securities were sold.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 27

21. Please note that, even as a smaller reporting company, you are required to discuss and analyze your financial condition and results of operations for the previous two fiscal years, pursuant to Item 303(d) of Regulation S-K. Please revise your discussion accordingly.

Item 11. Executive Compensation, page 38

22. Please file your compensation arrangement with Dr. Charles Dinarello as an exhibit to your annual report.

Report of Independent Registered Public Accounting Firm, page F-2

23. Your auditors' report indicates that they "audited the combinations in the statements of operations and cash flows of the year ended March 31, 2009 with the corresponding statements for the period from inception through March 31, 2008," which were audited by other auditors. The report goes on to state that it is the auditors' opinion that amounts presented for the period from inception through March 31, 2009 are "properly combined." Please amend your Form 10-K to have your auditors revise their report to opine on the period from inception through March 31, 2009.

Exhibits 31.1 and 31.2 Certifications

24. You omit paragraphs (4)(d) and (5)(a) from your certifications and your reference to guidance in Item 308 and 308T- Internal Control Over Financial Reporting of Regulation S-K. You may omit language in paragraph 4(b) of the certification that refers to your responsibility for designing, establishing and maintaining internal control over financial reporting until you become subject to the internal control over financial reporting requirements. This appears to be the only omission that is permissible under the Regulations. Please amend your Form 10-K to provide certifications exactly as set forth in Item 601(b)(31) of Regulation S-K, excluding only paragraph (4)(b) or provide us the authoritative guidance you are relying on to justify the omissions.

Form 10-Q for the quarterly period ended December 31, 2009

Note 5 – Commitments and Contingencies, page 18
Note 7 – Share-Based Compensation, page 21

25. On pages 18, 22, 23 and 24 you disclose the use of an assumed stock price in determining the fair value of warrants issued in 2009. Please tell us your basis for

using an assumed stock price as opposed to the current market price and the authoritative guidance you used to support your basis.

* * *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your response to our comments and provide the requested information. Detailed letters greatly facilitate our review. Please furnish the letter to us via EDGAR under the form type label CORRESP.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in your letter, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;
· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please contact Sasha Parikh, Staff Accountant, at (202) 551-3627 or Mark Brunhofer, Review Accountant, at (202) 551-3638 if you have questions regarding the processing of your response as well as any questions regarding comments on the financial statements and related matters. You may contact Scot Foley, Staff Attorney, at (202) 551-3383 or Suzanne Hayes, Legal Branch Chief, at (202) 551-3675 with questions on any of the other comments. In this regard, do not hesitate to contact me at (202) 551-3679.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief Accountant